SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 17, 2013

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: December 17, 2013 By: __________________________________

Name: Fernando Nardini
Title: Finance Director

Buenos Aires, December 13, 2013

To the

Buenos Aires Stock Exchange

Re. Agreement to open a credit line for MetroGAS with YPF S.A. - Art. 23

Dear Sirs,

Please be hereby advised that on December 12, 2013, the MetroGAS S.A. Board of Directors unanimously approved a contract to open a credit line with YPF S.A. ("the Agreement").

According to the provisions of article 73 of Law 26,831, since this is an agreement between related parties, we inform that the report of the Company`s Audit Committee ("the Committee") which includes, in accordance with that law, its favorable opinion about the credit line contract with YPF S.A.. is available to the shareholders in MetroGAS S.A. headquarters, at Gregorio Araoz de Lamadrid 1360, City of Buenos Aires. The Committee has stated that it considers that the terms and conditions of the contract to open a credit line are adequate to the normal and habitual market conditions for similar contracts between independent parties.

Yours sincerely,

Magdalena González Garaño

Market Relations

MetroGAS S.A.